SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated November 15, 2005, relating to Registrant and Magma Design Automation Inc.’s joint announcement of the availability of a validated RTL-to-GDSII reference design flow for 0.13-micron SoCs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: November 17, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated November 15, 2005, relating to Registrant and Magma Design Automation Inc.’s joint announcement of the availability of a validated RTL-to-GDSII reference design flow for 0.13-micron SoCs.

Exhibit 99.1

SMIC and Magma Announce RTL-to-GDSII Reference Design Flow for 0.13-Micron

SoCs

Validated flow leverages Blast Create, Blast Plan Pro, Blast Power and Blast Fusion to deliver better performance, lower power and higher yield

SANTA CLARA, Calif., U.S., and SHANGHAI, China, Nov. 15, 2005 — Magma® Design Automation Inc. (Nasdaq: LAVA) and Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 981) jointly announced today the availability of a validated reference flow based on Blast Create™, Blast Plan™ Pro, Blast Fusion® and Blast Power™ for systems on chip (SoCs) targeted at SMIC’s advanced 0.13-micron process. The flow is the result of a partnership forged earlier this year, and the two companies have subsequently worked together to refine the flow and ensure the successful tape-out of Legend Silicon’s design. The combined efforts further showcase SMIC’s design services team’s capability to deploy the Magma software’s advanced features such as power minimization, signal and power integrity analysis and hierarchical floor planning to tape out an SoC in a matter of weeks.

“Magma’s leading-edge EDA system combined with SMIC’s state-of-the-art process and design services enabled us to tape out the design on time and meet our cost and performance goals,” said Dinesh Venkatachalam, vice president of Engineering at Legend Silicon. “The flow has been simplified to dramatically shorten the time from initial concept to market. We look forward to implementing Magma and SMIC flows for 90-nanometer, 65-nanometer and smaller process nodes.”

“We’re very pleased with the results of our collaboration with Magma,” said Paul Ouyang, vice president of Design Services at SMIC. “The successful tape-out demonstrates the advantages of SMIC’s proven 0.13-micron process technology and Magma’s software. We are committed in continuing to work together to jointly provide our mutual customers solutions that substantially reduce die size, increase performance and enhance yield.”

“The fact that we were able to develop, validate and deliver this flow in such a short time illustrates SMIC’s and Magma’s technical expertise and commitment to providing our customers with advanced solutions,” said Michael Ma, vice president of Foundry and IP Relationships at Magma.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 90-nanometer and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

About Magma

Magma is a leading provider of software for semiconductor design. The world’s top chip companies use Magma’s EDA products to design and verify complex, high-performance integrated circuits (ICs) for communications, computing, consumer electronics and networking applications, while at the same time reducing design time and costs. Magma provides software for IC implementation, analysis, physical verification, characterization and programmable logic design, and the company’s integrated RTL-to-GDSII design flow offers “The Fastest Path from RTL to Silicon”TM. Magma is headquartered in Santa Clara, Calif. with offices around the world. The company’s stock trades on Nasdaq under the ticker symbol LAVA. Visit Magma Design Automation on the Web at www.magma-da.com.

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Blast Fusion and Magma are registered trademarks and Blast Create, Blast Plan, Blast Power, GlassBox and “The Fastest RTL-to-Silicon” are trademarks of Magma Design Automation. All other trademarks and registered trademarks are held by their respective owners.

Forward-looking statements:

Except for the historical information contained herein, the matters set forth in this press release, including statements about the features and benefits of Magma’s system and SMIC’s process technology, and Legend’s plans to use Magma and SMIC products in the future, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially including, but not limited to, Magma’s and SMIC’s decision to continue working together, abilities to keep pace with rapidly changing technology and each company’s products’ abilities to produce desired results. Further discussion of these and other potential risk factors may be found in Magma’s public filings with the Securities and Exchange Commission (www.sec.gov). Magma undertakes no additional obligation to update these forward-looking statements.

CONTACTS:

Magma Design Automation	SMIC
Monica Marmie	Reiko Chang
Director, Marketing Communications	PR
(408) 565-7689	+86 (21) 5080 2000 ext 10544
monical@gmama-da.com	PR@smics.com